03002195

UNITED STATES
...ND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-5-03

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SEC FILE NUMBER
8- 51357

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH DC 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waterford Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 South Highland Avenue
(No. and Street)

Clearwater, Florida 33756
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank J. Wainscott, President 727-441-1616
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alessandri & Alessandri, P.A.
(Name — *if individual, state last, first, middle name*)

5121 Ehrlich Road, Suite 107-B Tampa, Florida 33624
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/9/03

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank J. Wainscott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterford Investor Services, Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

Kristin K Osmon
My Commission DD124913
Expires July 08, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERFORD INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS
December 31, 2002

ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Waterford Investor Services, Inc.

We have audited the accompanying statement of financial condition of Waterford Investor Services, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterford Investor Services, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alessandri & Alessandri, P.A.

February 28, 2003

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	25,951
Commissions Receivable		65,455
Total Current Assets		91,406
OTHER ASSETS		
Clearing Deposit		15,000
Deposits & Other		3,165
Restricted Private Placement Stock Inventory		3,300
Deferred income taxes		2,500
Total Other Assets		23,965
TOTAL	$	115,371

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts & Commissions Payable	$	56,251
Accrued Expenses		3,600
Total Liabilities		59,851
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value; 1,000,000 shares authorized; 643,816 shares issued and outstanding		35,670
Paid in Capital		6,000
Retained Earnings		13,850
Total Stockholders' Equity		55,520
TOTAL	$	115,371

See Notes to Financial Statements.

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions		$ 495,325
Investment Advisory Fees		5,425
		500,750
OPERATING EXPENSES:		
Salaries, Wages, Payroll Taxes, and Commissions	439,652	
Professional Fees	16,825	
Marketing	5,629	
Clearing Costs	7,644	
Licenses	9,653	
Rent	6,586	
Insurance	13,762	
Telephone	5,201	
Other	6,591	511,543
INCOME FROM OPERATIONS		(10,793)
OTHER INCOME		
Interest Income		791
		791
INCOME (LOSS) BEFORE INCOME TAXES		(10,002)
PROVISION (BENEFIT) FOR INCOME TAXES		(2,500)
NET INCOME (LOSS)		$ (12,502)

See Notes to Financial Statements.

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock $	Paid In Capital	Retained Earnings (Loss)
Balance, December 31, 2001	643,816	$ 35,670		$ 12,704
Additional Paid in Capital		-	$6,000	
Realization of Tax Asset				13,648
Net Income/Loss				(12,502)
Balance, December 31, 2002	643,816	$ 35,670	$ 6,000	$ 13,850

See Notes to Financial Statements.

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net Income (Loss) From Operations:	$	(12,502)
Changes in Assets and Liabilities:		
Receivables, restricted asset & other assets		(32,338)
Deferred income tax asset		2,686
Current Liabilities		22,643
Net Cash From (To) Operating Activities		(19,511)
CASH FLOWS FROM (TO) INVESTING ACTIVITIES:		
Proceeds from tax refund		21,230
Net Cash From (To) Investing Activities		21,230
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:		
Capital Contribution		6,000
Net Cash From (To) Financing Activities		6,000
Increase (Decrease) in Cash		7,719
Cash Balance, December 31, 2001		18,232
Cash Balance, December 31, 2002	$	25,951

Supplement Cash Flow Information:		
Income taxes refunded during the year	$	21,320

WATERFORD INVESTOR SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL:		
STOCKHOLDERS' EQUITY, December 31, 2002	$	55,520
DEDUCT NON-ALLOWABLE ASSETS:		
Deferred income taxes		(2,500)
Non-Allowable Receivables & Stock Inventory		(6,361)
NET CAPITAL	$	46,659
AGGREGATE INDEBTEDNESS	$	59,851
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	41,659 *
Ratio: Aggregate Indebtedness to Net Capital		1.28 to 1

Note: The above computation differs from the Focus Report primarily because of an adjustment to the Deferred taxes ($10,269), a change in the accounting and recording of a Federal Tax refund (cummulative adjustment to stockholders equity of $5,229).

* Net Capital dropped below the minimum net capital at 12/31/01 and was corrected by the President/CEO on 1/17/03 in accordance with SEC rule 17a-11. See Note 3.

WATERFORD INVESTOR SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Organization & History

Waterford Investor Services, Inc. (the "Company) was incorporated as a Florida Corporation on August 3, 1998. The Company is authorized to operate as a securities broker-dealer as such is defined by the Securities and Exchange Commission, and is subject to the rules and regulations of such Commission and other related supervisory agencies. Generally, the Company operates in the west central Florida area.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements include the accounts of Waterford Investor Services, Inc. (herein after "Company"), and the financial statements have been prepared on the accrual basis of accounting. The Company has elected a fiscal year ending December 31.

Revenue Recognition - The Company recognizes revenue from commissions as well as related expenses on securities transactions on a trade date basis as securities transactions occur and investment advisory fees when collected.

Income Taxes - The provision (benefit) for income taxes is based on the pre-tax earnings (loss) reported in the balance sheet and adjusted for transactions that may never enter into the computation of income taxes payable. A deferred tax asset or liability is recognized for the estimated future tax effect attributable to temporary differences in the recognition of income and expenses for financial statements and income tax purposes. A valuation allowance is provided in the event that the tax benefits are not expected to be realized.

Use of Estimates - The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Adoption of Newly Issued Accounting Standards - Periodically the Financial Accounting Standards Board and the American Institute of Certified Public Accountants issue pronouncements that establish accounting and financial statement reporting standards. Adoption of the standards, as applicable, are not expected to have a material impact upon the financial statements of the Company.

Note 3 - Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had a net capital of $46,659 which was sufficient to meet its required net capital of $5,000; and aggregate indebtedness of $ 59,851. The Company's ratio of aggregate indebtedness to net capital was 1.28 to 1.

The Company President and Chief Executive Officer became aware of a deficiency in the minimum net capital requirement that occurred at the end of the prior fiscal year on January 16, 2002. The President made a capital contribution of $6,000 on January 17, 2002 which corrected the deficiency and restored the Company's minimum net capital requirement and ratio of aggregate indebtedness. The President filed the proper notifications with the NASD and SEC and was in complete compliance with Rule 17a-11.

Note 4 - Clearing Deposit and Restricted Stock Inventory

The Company has entered into an agreement with a clearing agent to process the transactions for the Company. The Company was required to put a refundable deposit of $15,000 on account with the clearing agent. The deposit earns interest and is refundable should the Company cease to use the clearing agent to process their transactions.

The Company has a non-allowable asset identified as "Restricted Private Placement Stock Inventory." This asset is deducted as a non-allowable asset in the computation of net capital. The asset represents the Company's investment in the first phase of the Nasdaq Private Placement.

Note 5 - Leases

The Company shares offices space with another entity controlled by its principal shareholder under an informal agreement. Such agreement expires February 28, 2003 and is expected to be renewed; requires the payment of $500 per month, plus applicable sales tax of 7% and which includes the cost of all utilities expenses.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with other securities broker-dealers and individuals. In the event these broker-dealers and/or individuals do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each party.

Note 7 - Common Stock

The Company is authorized to issue 1,000,000 shares of common stock, of which 643,816 shares were issued and outstanding as of December 31, 2002. Dividends are payable when declared by the Board of Directors.

The Company recognized a capital contribution of $6,000 on January 17, 2002 by its President in order to cure a net capital deficiency that resulted at the end of the fiscal 2001 year. No stock was issued in return for the capital contribution and the amount was reported as paid in capital.

Note 8 - Income Taxes

The Company provides for income taxes for Federal and State income taxes at the statutory rates of 15% to 34% and 5 ½ %, respectively. The Company uses the cash basis method for calculating its taxable income, while the accrual method of accounting is used for financial reporting. As a result, taxable income may be different than financially reported income.

For tax purposes, the Company incurred a net loss incurred for the tax year ended December 31, 2001 which resulted in a net operating loss for tax purposes that was carried back to the preceding tax years. Under the recent changes to the tax code, the carryback was applied to tax years 1998, 1999, and 2000. The cumulative of the carryback amounted to a tax refund of $21,320. The Company recognized receipt of the deferred tax asset and adjusted its estimate to reflect the current deferred tax asset which will be available as a carryforward to future tax years. Such asset was determined to be $2,500.

ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Waterford Investor Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Waterford Investor Services, Inc., (the "Company"), for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. During our audit, nothing came to our attention which indicated that, as of the examination date, the Company was not complying with the conditions of the exemption. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has a responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

referred to above errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Alessandri & Alessandri, P.A.

February 28, 2003